

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

January 20, 2010

<u>Via U.S. Mail and Facsimile</u>

Mr. Jeffrey W. Epstein
President
TerreStar Corporation
12010 Sunset Hills Road
Reston, VA 20190

   RE: TerreStar Corporation
      Form 10-K for fiscal year ended December 31, 2008
      Filed March 12, 2009, as amended March 27, 2009
      File No. 001-33546

Dear Mr. Epstein:

   We have completed our review of your Form 10-K and have no further comments at this time.

        Sincerely,

        Larry Spirgel
        Assistant Director